ANGLO AMERICAN

06010247

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

3 January, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR interests x 2
- Change in interest in shares
- Listing of shares
- Butterfield Trust

Yours faithfully
For and on behalf of Anglo American plc

Cathy Marshall

C Marshall
Company Secretarial Assistant

Encs - 25 copies

dlw 1/13

ARS 233757
RNS 0493W

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,892 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to satisfy conversion of Anglo American plc, 3.375% Convertible Bonds 2007.

Following the admitting of these Shares the Company's issued share capital will be 1,493,855,896 Shares.

G A Wilkinson
Deputy Secretary

21 December 2005

END.

AVS 627302

RNS 0940W

Anglo American plc
(the "Company")

Notification of a transaction by a person connected with a person discharging managerial responsibilities – Disclosure Rule 3.1.2 of the Financial Services Authority Handbook ("the Disclosure Rule")

The Company has been notified of the following transaction for the purpose of discharging the responsibilities of E Oppenheimer & Son Holdings Limited ("EOSH") under the Disclosure Rule.

EOSH is connected with Mr Nicholas Frank Oppenheimer, a director of the Company. EOSH has conducted the following transaction on its own account, causing the responsibility to notify to arise under the Disclosure Rule.

EOSH sold European call options maturing on 20 March 2007 exercisable on that date, over 5,000,000 Ordinary Shares of US$0.50 in the Company for a premium of £1.5826 per Ordinary Share and with a strike price of £ 21.3663 per Ordinary Share. The sale took place in London with a trade date of 16 December 2005 and was finalised on 21 December 2005.

This notification was received by the Company on 21 December 2005.

G A Wilkinson
Deputy Secretary
22 December 2005

ARS 577-034
RNS 0331W

Anglo American plc
(the "Company")

Notification of a change in interest in shares in the Company pursuant to the provisions of Section 202(4) of the Companies Act 1985 ("the Act") and Disclosure Rules set out in the Financial Services Authority Handbook ("the Disclosure Rules").

This notification was received by the Company on 20 December 2005.

1. The entities concerned are:

   1.1 E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, Luxembourg;

   1.2 E Oppenheimer & Son International Limited ("EO&S International") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;

   1.3 Respite Holdings Limited ("Respite") of 9 Columbus Centre, aforesaid;

   1.4 E Oppenheimer & Son Group Holdings Limited ("EO&S Group Holdings") of 9 Columbus Centre, aforesaid;

   1.5 Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid;

   1.6 Nakshatra Reserves Limited ("Nakshatra Reserves") of 9 Columbus Centre, aforesaid;

   1.7 Marinda Reserves Limited ("Marinda Reserves") of 9 Columbus Centre, aforesaid;

   1.8 Theseus Trustees (Bermuda) Limited ("the Theseus Bermuda Trustees") of Richmond House, 12 Par-la-Ville Road, Hamilton, Bermuda;

   1.9 Codan Trust Company Limited ("the Codan Trustees") of Richmond House, aforesaid.

2. EO&S Holdings has a notifiable interest in 52,250,206 Ordinary Shares of US$0.50 in the capital of the Company, which prior to the transaction specified below were registered as follows:

Company	No of Ordinary Shares
Goldman Sachs Security Nominees Limited	5,000,000
EO&S Holdings	47,250,206

3. EO&S Group Holdings, Spectre, EO&S International, Respite, Nakshatra Reserves, Marinda Reserves, the Theseus Bermuda Trustees and the Codan Trustees all have a notifiable interest in 59,120,951 Ordinary Shares of US$0.50 in the capital of the Company, which prior to the transaction notified below were registered as follows:

Company	No of Ordinary Shares
EO&S Holdings	47,250,206
Goldman Sachs Security Nominees Limited	5,000,000
Debswana Diamond Company (Proprietary) Limited	6,870,745

4. On 16 December 2005, the 5,000,000 Ordinary Shares previously registered in the name of Goldman Sachs Security Nominees Limited were registered in the name of Merrill Lynch International. This notice is given on behalf of the entities specified in paragraph 1 above in fulfilment of, and for the express purpose of, discharging the obligations imposed on the entities referred to above by Section 202(4) of the Act and the related provisions of Part IV of the Act.

5. Mr NF Oppenheimer is a person connected with EO&S Holdings for the purposes of the Disclosure Rules and as a director of the Company, is a person discharging managerial responsibilities in relation to it. The transaction set out in paragraph 4 is a transaction conducted by EO&S Holdings on its own account and accordingly an obligation to notify this transaction may arise under paragraph 3.1.2 of the Disclosure Rules. The transaction took place in London, and there was no consideration. The relevant information contained in this announcement and in this paragraph is also given on behalf of EO&S Holdings in fulfilment of, and for the express purpose of discharging, any obligation imposed upon EO&S Holdings by paragraph 3.1.2 of the Disclosure Rules.

6. Following the above transaction, EO&S Holdings continues to have a notifiable interest in 52,250,206 Ordinary Shares of US$0.50 in the capital of the Company, which are now registered as follows:

Company	No of Ordinary Shares
Merrill Lynch International	5,000,000
EO&S Holdings	47,250,206

7. Following the above transaction, EO&S Group Holdings, Spectre, EO&S International, Respite, Nakshatra Reserves, Marinda Reserves, the Theseus Bermuda Trustees and the Codan Trustees all have a notifiable interest in 59,120,951 Ordinary Shares of US$0.50 in the capital of the Company, which are now registered as follows:

Company	No of Ordinary Shares
EO&S Holdings	47,250,206
Merrill Lynch International	5,000,000
Debswana Diamond Company (Proprietary) Limited	6,870,745

G A Wilkinson
Deputy Secretary
21 December 2005

AVS 813264
RNS 9801V

Anglo American plc
(the "Company")

Directors' Interests

The Company announces that, on 20 December 2005, 115,000 Anglo American plc Executive Share Scheme options held by Mr A J Trahar for a family trust were exercised as follows:

Number of Share Options	Option Price
115,000	£11.50

The shares acquired in terms of the options were sold on 20 December 2005 at an average price of £18.9286 each.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

G A Wilkinson
Deputy Secretary
20 December 2005

AVS. 204499
RNS 1785W.

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 37,700,131 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 December 2005	48,373
20 December 2005	140,000
21 December 2005	145,000
22 December 2005	35,800

The Company was advised of these transactions on 23 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar*	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr A J Trahar (a Director) was connected with a transaction that took place on 20 December 2005 in respect of 115,000 Ordinary Shares, which was the subject of a separate announcement issued on 20 December 2005.

G A Wilkinson
Deputy Company Secretary
23 December 2005